United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Transmitted only to SEC, NYSE, CVM, BM&FBOVESPA, AMF, Euronext Paris and HKEx

Vale informs acquisition of relevant shareholding ownership

Rio de Janeiro, April 1, 2015 — Vale S.A. (Vale) informs, pursuant to §6th of Article 12 of Ruling 358/02 issued by the Brazilian Securities Commission (CVM), as subsequently amended, that Capital Research Global Investors (CRGI) announced the acquisition of 4,978,215 preferred class “A” shares issued by Vale on March 19, 2015, through stock exchange operations, increasing CRGI’s managed portfolio position in Vale’s shares and reaching a holding of 104,789,385 in class “A” shares issued by Vale, equivalent to 5.17% of this class of shares.

CRGI is an independent investment division of Capital Research and Management Company, a company founded and operating under the laws of the United States of America, headquartered at 333, South Hope Street, Los Angeles, California 90071, USA.

In addition to the shareholding managed by CRGI, two of its affiliated companies also have holdings in Vale: Capital World Investors and Capital Group International, Inc. Capital World Investors, as an independent investment division of Capital Research and Management Company, manages 10,337,000 class “A” preferred shares issued by Vale, corresponding to 0.51% of this class of shares. Capital Group International, Inc., which belongs to the same group as CRGI, as a holding for investment companies abroad, manages 49,134,700 class “A” preferred shares issued by Vale, corresponding to 2.42% of this class of share.

CRGI also informed that: (i) neither CRGI nor any person associated with it holds, either directly or indirectly, convertible debentures issued by Vale; and also that (ii) it has no contract or agreement regulating the exercise of the voting rights or the purchase and sale of securities issued by Vale.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Rogerio Tavares Nogueira
Date: April 01, 2015		Rogerio Tavares Nogueira
Director of Investor Relations